UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Auditor

On May 23, 2025, X Financial (the “Company”) appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as its independent registered public accounting firm, effective on the same day. Deloitte replaces KPMG Huazhen LLP (“KPMG”), the former independent registered public accounting firm, which the Company dismissed on May 23, 2025. The appointment of Deloitte was made, after careful consideration by the Company, and has been approved by the board of directors and the audit committee of the board. The Company’s decision to make this change was not the result of any disagreement between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of KPMG on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through May 23, 2025, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through May 23, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised us that as of December 31, 2023 there was a material weakness related to a lack of sufficient U.S. GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Deloitte, neither the Company, nor someone on behalf of the Company, has consulted Deloitte regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

 The Company has provided KPMG with a copy of the above disclosure and requested that KPMG furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of KPMG’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of KPMG Huazhen LLP to the U.S. Securities and Exchange Commission dated May 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

X Financial

Date: May 23, 2025	By:	/s/ Yue (Justin) Tang
Yue (Justin) Tang
Chairman and Chief Executive Officer